SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Holding(s) in Company
                                ---------------------

AMVESCAP PLC
IMMEDIATE RELEASE 31 JULY 2006
CONTACT: ANGELA TULLY TEL: 020 7065 3652


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.        Name of company

          AMVESCAP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:-
                                                                                                          Holding
Barclays Global Investors, N.A.                                                                         5,369,652
Barclays Capital Inc                                                                                    2,142,256
Barclays Global Investors Australia Ltd                                                                    65,803
Barclays Private Bank and Trust Ltd                                                                         2,900
Barclays Private Bank Ltd                                                                                     690
Barclays Capital Securities Ltd                                                                         5,102,198
Gerrard Ltd                                                                                               538,155
Barclays Global Investors Japan Trust &                                                                   831,451
Barclays Bank Trust Company Ltd                                                                             8,448
Barclays Global Fund Advisors                                                                           2,677,045
Barclays Global Investors Japan Ltd                                                                        83,978
Barclays Global Investors Canada Ltd                                                                       52,152
Barclays Life Assurance Co Ltd                                                                          1,081,865
Barclays Global Investors Ltd                                                                           6,824,211
                                                                     GROUP HOLDING                     24,780,804

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          -

5. Number of shares/amount of stock acquired

          NOT STATED

6. Percentage of issued class

          NOT STATED

7. Number of shares/amount of stock disposed

            -

8. Percentage of issued class

            -

9.        Class of security

          ORDINARY SHARES

10.       Date of transaction

          NOT STATED

11.       Date company informed

          31 JULY 2006

12. Total holding following this notification

          24,780,804

13. Total percentage holding of issued class following this notification

          3.006%

14.       Any additional information

             -

15. Name of contact and telephone number for queries

          ANGELA TULLY
          TEL: 020 7065 3652

16. Name and signature of authorised company official responsible for making this notification

          A. Tully
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of notification

          31 JULY 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Registered Holder                                                                   Account                  Holding
                                                                                  Designation
Bank of New York                                                                                              51,546
Barclays Capital Nominees Limited                                                                            417,000
Barclays Capital Nominees Limited                                                                          3,148,207
Barclays Capital Nominees Limited                                                                            735,427
Barclays Capital Securities Ltd                                                                            1,725,256
Barclays Capital Securities Ltd                                                                            1,218,464
Barclays Capital Securities Ltd                                                                                  100
Barclays Global Investors Canada                                                                              52,152
Barclays Trust Co & Others                                                                                     4,441
Barclays Trust Co E99 C 000000000000000000                                                                        50
Barclays Trust Co R69 C 000000000000000000                                                                     3,957
Chase Nominees Ltd                                                             16376                         399,536
Chase Nominees Ltd                                                             28270                         263,631
Gerrard Nominees Limited                                                       630871                            400
Gerrard Nominees Limited                                                       652198                         10,000
Gerrard Nominees Limited                                                       660758                          2,000
Gerrard Nominees Limited                                                       770101                          6,440
Greig Middleton Nominees Limited (GM1)                                                                        67,005
Investors Bank and Trust Co.                                                                                 125,427
Investors Bank and Trust Co.                                                                                  77,521
Investors Bank and Trust Co.                                                                                   5,784
Investors Bank and Trust Co.                                                                                  11,722
Investors Bank and Trust Co.                                                                                 741,185
Investors Bank and Trust Co.                                                                               3,754,002
Investors Bank and Trust Co.                                                                                  43,189
Investors Bank and Trust Co.                                                                                  68,375
Investors Bank and Trust Co.                                                                                  33,570
Investors Bank and Trust Co.                                                                                 190,762
Investors Bank and Trust Co.                                                                               2,179,281
Investors Bank and Trust Co.                                                                                 225,736
Investors Bank and Trust Co.                                                                                  26,617
Investors Bank and Trust Co.                                                                                  21,079
JP Morgan (BGI Custody)                                                        16331                         199,248
JP Morgan (BGI Custody)                                                        16338                          48,417
JP Morgan (BGI Custody)                                                        16341                         452,204
JP Morgan (BGI Custody)                                                        16342                         104,034
JP Morgan (BGI Custody)                                                        16400                       6,389,508
JP Morgan (BGI Custody)                                                        17011                          14,331
JP Morgan (BGI Custody)                                                        18408                          35,167
JPMorgan Chase Bank                                                                                           37,143
JPMorgan Chase Bank                                                                                          401,255
JPMorgan Chase Bank                                                                                           21,148
JPMorgan Chase Bank                                                                                           98,940
JPMorgan Chase Bank                                                                                           74,266
JPMorgan Chase Bank                                                                                          106,070
JPMorgan Chase Bank                                                                                           78,892
JPMorgan Chase Bank                                                                                            7,409
JPMorgan Chase Bank                                                                                            6,328
JPMorgan Chase Bank                                                                                           11,825
JPMorgan Chase Bank                                                                                           44,767
JPMorgan Chase Bank                                                                                            7,453
JPMORGAN CHASE BANK                                                                                           65,803
JPMORGAN CHASE BANK                                                                                           24,093
Mellon Trust - US CUSTODIAN/                                                                                  28,732
Mitsui Asset                                                                                                  12,083
R C Greig Nominees Limited                                                                                   216,130
R C Greig Nominees Limited a/c                                                 AK1                           149,092
R C Greig Nominees Limited a/c                                                 BL1                            32,096
R C Greig Nominees Limited a/c                                                 CM1                            19,120
R C Greig Nominees Limited GP1                                                                                24,244
R C Greig Nominees Limited SA1                                                                                11,628
Reflex Nominees Limited                                                                                        2,900
STATE STREET BANK AND TRUST CO                                                                                55,800
STATE STREET BOSTON                                                                                          382,276
Trust & Custody Services Bank                                                                                    857
Trust & Custody Services Bank                                                                                  6,993
Zeban Nominees Limited                                                                                           690
                                                                        TOTAL                             24,780,804

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  31 July, 2006                   By   /s/  Angela Tully
      -------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary